November 13, 2024

Anuradha Subramanian
Chief Financial Officer
Bumble Inc.
1105 West 41st Street
Austin, TX 78756

       Re: Bumble Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-40054
Dear Anuradha Subramanian:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Elizabeth Monteleone